November 7, 2022

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: SEACOR Marine Holdings Inc.

Registration Statement on Form S-3 (File No. 333-268175)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333- 268175) filed by SEACOR Marine Holdings Inc. on November 4, 2022 (the “Registration Statement”). We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness. Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement.

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact Brett Nadritch of Milbank LLP, counsel to SEACOR Marine Holdings Inc. at 212-530-5301.

Sincerely,
/s/ Andrew H. Everett II

Andrew H. Everett II

Senior Vice President, General Counsel and Secretary